SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 11, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom press release dated October 11, 2006 announcing the sale of its stake in PagesJaunes Groupe.

Paris, October 11th, 2006

France Telecom announces the sale of its stake in PagesJaunes Groupe S.A. to private equity firm KKR

Following the exclusivity announced on July 24, 2006, and after consultation with the relevant works councils and the approval of the operation by the relevant competition authorities, France Telecom signed on October 11, 2006 a final agreement for the sale of its 54% stake in PagesJaunes Groupe to Médiannuaire, an affiliate of KKR (Kohlberg Kravis Roberts & Co Ltd).

This operation has been closed today for an amount of 3,312 billion euros for a 54% stake in PagesJaunes Groupe, i.e. a price per share of 22 euros. An additional cash consideration of 0.6 euro per share, resulting in a total additional cash consideration of 90 million euros for France Telecom, shall be paid by KKR in the event it holds more than 95% of the existing shares and voting rights of PagesJaunes Groupe upon completion of the standing market offer (“garantie de cours”) which shall be offered by KKR to the PagesJaunes Groupe shareholders.

Press contacts: +33 (0)1 44 44 93 93

Nilou du Castel

nilou.ducastel@orange-ft.com

Sébastien Audra

sebastien.audra@orange-ft.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ft.com

France Telecom	6 place d’Alleray	phone : +33 1 44 44 22 22
external communication group	75505 Paris cedex 15	fax : +33 1 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 11, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information